EXHIBIT 99.1

Costamare Inc. Reports Results for the Fourth Quarter and Year Ended December 31, 2019

MONACO, Jan. 28, 2020 (GLOBE NEWSWIRE) -- Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the fourth quarter and year ended December 31, 2019.

  Net Income increased by 82% to $35.9 million for the three months ended December 31, 2019 (“Q4 2019”) compared to $19.7 million for the three months ended December 31, 2018 (“Q4 2018”). Earnings per Share available to common stockholders increased by 118% to $0.24 in Q4 2019 compared to $0.11 in Q4 2018.

  Adjusted Net Income available to common stockholders(1) increased by 189% to $38.4 million in Q4 2019 compared to $13.3 million in Q4 2018. Adjusted Earnings per Share(1) available to common stockholders increased by 167% to $0.32 in Q4 2019 compared to $0.12 in Q4 2018.

  Voyage Revenues increased by 17% to $124.5 million in Q4 2019 compared to $106.2 million in Q4 2018.

  Continued its fleet renewal. More specifically, the Company:

    Acquired the below four containerships:
      Vela (2009-built, 4,258 TEU capacity)
      JPO Virgo (2009-built, 4,258 TEU capacity)
      Vulpecula (2010-built, 4,258 TEU capacity)
      Volans (2010-built, 4,258 TEU capacity)

    Sold the below four containerships:
      Sierra II (1991-built, 2,023 TEU capacity)
      Namibia II (1991-built, 2,023 TEU capacity)
      Reunion (1992-built, 2,024 TEU capacity)
      Neapolis (2000-built, 1,645 TEU capacity) / Sale is expected to be concluded in January 2020

  Arranged financing agreements for four 2017-built, 11,010 TEU capacity containerships with leading European and U.S. financial institutions for an aggregate amount of up to $265 million.

  Declared dividend of $0.10 per share on its common stock and dividends on all four classes of its preferred stock.

(1) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures and should not be used in isolation or as substitutes for Costamare’s financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.

New Business Developments

A.  Fleet Renewal

  Vessel Acquisitions
  In December 2019, we acquired three 4,258 TEU capacity sister containerships (2010-built  Vulpecula, 2010-built Volans and 2009-built Vela).

  In January 2020, we acquired the 2009-built, 4,258 TEU capacity containership JPO Virgo.

  We acquired all four vessels using cash in hand and we are currently in advanced discussions with a leading European financial institution for their financing.

      II.  Vessel Disposals

  In October 2019, we sold the 1991-built, 2,023 TEU capacity containership Sierra II.

  In November 2019, we sold the 1992-built, 2,024 TEU capacity containership Reunion.

  In December 2019, we sold the 1991-built, 2,023 TEU capacity containership Namibia II.

  In January 2020, we agreed to sell the 2000-built, 1,645 TEU containership Neapolis. The sale is expected to be concluded by the end of January 2020.

B.  New Financing Agreements

  We have entered into four separate loan agreements with leading European and U.S. financial institutions for a total amount of up to $265 million. The loan proceeds have been used for the refinancing of the existing indebtedness of four 2017-built, 11,010 TEU containerships (acquired under our JV with York Capital Management) and for general corporate purposes. The new facilities will be repayable over 5 years.

C.  Dividend announcements

  On January 3, 2020, we declared a dividend for the quarter ended December 31, 2019, of $0.10 per share on our common stock, payable on February 5, 2020, to stockholders of record of common stock as of January 21, 2020.

  On January 3, 2020, we declared a dividend of $0.476563 per share on our Series B Preferred Stock, a dividend of $0.531250 per share on our Series C Preferred Stock, a dividend of $0.546875 per share on our Series D Preferred Stock and a dividend of $0.554688 per share on our Series E Preferred Stock, which were all paid on January 15, 2020 to holders of record as of January 14, 2020.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the fourth quarter and the year, net income and earnings per share increased substantially boosted by higher charter rates and the addition of new ships.

As part of our fleet renewal program, we acquired four panamax vessels with an average age of about 11 years during the quarter and disposed of an equal number of ships with an average age of 27 years.

During the year larger vessels enjoyed a rising charter market and today there is limited supply available in the post -panamax sizes.

We have 18 post -panamax ships coming off charter over the next twelve months, which positions us favorably, should market momentum continue.”

Financial Summary

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2018	2019	2018	2019

Voyage revenue	$380,397	$478,109	$106,153	$124,468
Accrued charter revenue (1)	$(7,294)	$3,893	$(2,263)	$4,008
Amortization of Time-charter assumed	$26	$191	$26	$48
Voyage revenue adjusted on a cash basis (2)	$373,129	$482,193	$103,916	$128,524

Adjusted Net Income available to common stockholders (3)	$46,857	$105,082	$13,259	$38,382
Weighted Average number of shares	110,395,134	115,747,452	111,951,107	118,724,718
Adjusted Earnings per share (3)	$0.42	$0.91	$0.12	$0.32

Net Income	$67,239	$98,999	$19,732	$35,887
Net Income available to common stockholders	$36,736	$67,730	$11,915	$28,070
Weighted Average number of shares	110,395,134	115,747,452	111,951,107	118,724,718
Earnings per share	$0.33	$0.59	$0.11	$0.24

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” in Exhibit 99.2.
(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month periods and years ended December 31, 2019 and 2018. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

Exhibit I
Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2018	2019	2018	2019

Net Income	$67,239	$98,999	$19,732	$35,887
Earnings allocated to Preferred Stock	(30,503)	(31,269)	(7,817)	(7,817)
Net Income available to common stockholders	36,736	67,730	11,915	28,070
Accrued charter revenue	(7,294)	3,893	(2,263)	4,008
General and administrative expenses – non-cash component	3,755	3,879	657	1,426
Non-recurring, non-cash write-off of loan deferred financing costs	-	1,253	-	126
Amortization of prepaid lease rentals, net	8,150	-	2,055	-
Amortization of Time charter assumed	26	191	26	48
Realized loss on Euro/USD forward contracts (1)	97	553	-	186
Vessels’ impairment loss	-	3,042	-	-
Loss on sale / disposal of vessels	3,071	19,589	291	689
Swaps’ breakage costs	1,234	16	-	-
Non-recurring, voyage expenses, tank cleaning costs in order to comply with the global sulphur cap of 0.5% m/m in anticipation of the entry into force on January 1, 2020 of the relevant MARPOL Annex VI regulations	-	1,524	-	1,524
Loss on vessels held for sale	101	2,495	101	2,495
Loss on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments	707	38	43	-
Non-recurring, voyage expenses tank cleaning costs in order to comply with the global sulphur cap of 0.5% m/m in anticipation of the entry into force on January 1, 2020 of the relevant MARPOL Annex VI regulations incurred by jointly owned companies with York	-	92	-	92
Non-recurring, non-cash write-off of loan deferred financing costs by jointly owned companies with York	-	136	-	136
Loss on asset held for sale by a jointly owned company with York included in equity gain on investments	112	-	112	-
(Gain) / loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	162	651	322	(418)
Adjusted Net Income available to common stockholders	$46,857	$105,082	$13,259	$38,382
Adjusted Earnings per Share	$0.42	$0.91	$0.12	$0.32
Weighted average number of shares	110,395,134	115,747,452	111,951,107	118,724,718

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock, but before non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, realized loss on Euro/USD forward contracts, vessels’ impairment loss, loss on sale / disposal of vessels, swaps’ breakage costs, loss on vessels held for sale, loss on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments, (gain) / loss on asset held for sale by a jointly owned company with York included in equity gain on investments, non-cash general and administrative expenses and non-cash other items, non-recurring, voyage expenses, tank cleaning costs in order to comply with the global sulphur cap of 0.5% m/m in anticipation of the entry into force on January 1, 2020 of the relevant MARPOL Annex VI regulations, non-recurring, voyage expenses tank cleaning costs in order to comply with the global sulphur cap of 0.5% m/m in anticipation of the entry into force on January 1, 2020 of the relevant MARPOL Annex VI regulations incurred by jointly owned companies with York, non-recurring, non-cash write-off of loan deferred financing costs, non-recurring, non-cash write-off of loan deferred financing costs by jointly owned companies with York, amortization of prepaid lease rentals, net, amortization of Time charter assumed and non-cash changes in fair value of derivatives. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.